Exhibit 4

CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F of our reports dated November 29, 2011 on the consolidated financial statements of Shaw Communications Inc. as at August 31, 2011 and 2010 and for each of the years in the three-year period ended August 31, 2011, and the internal controls over financial reporting of Shaw Communications Inc. as at August 31, 2011.

Calgary, Canada	/s/ Ernst & Young LLP
November 29, 2011	Chartered Accountants